AdvisorShares Trust

EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective July 10, 2014, the principal investment strategies of the AdvisorShares Peritus High Yield ETF were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES
Peritus I Asset Management, LLC (the "Sub-Advisor") seeks to achieve the Fund's investment objective by selecting a focused portfolio of high-yield debt securities, which include senior and subordinated corporate debt obligations (such as loans, bonds, debentures, notes and commercial paper). The Fund does not have any portfolio maturity limitation and may invest its assets in instruments with short-term, medium-term or long-term maturities. The Fund also may invest up to 20% of its net assets in equity securities that the Sub-Advisor believes will yield high dividends or are otherwise consistent with the Fund's investment objective.
In selecting securities for the Fund's portfolio, the Sub-Advisor, subject to the oversight of the Advisor and the Board, performs an independent investment analysis of each issuer to determine its creditworthiness. The Sub-Advisor takes a deep value contrarian approach to the credit markets, foregoing relative value and new issue participation in favor of absolute returns. The Sub-Advisor focuses on the secondary market, predominantly investing in assets at a discount to par ($100), allowing for a potential opportunity to generate capital gains in addition to current yield. The Sub-Advisor believes that structural and technical inefficiencies exist in the secondary credit markets, which create tremendous investment opportunities, and that, by holding a diversified but limited number of securities, the portfolio will be constructed of securities that provide exposure to industries believed to offer the most value to the Fund.

Effective July 28, 2014, the principal investment strategies of the AdvisorShares Morgan Creek Global Tactical ETF were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES
The Fund is considered a "fund of funds" that seeks to achieve its investment objective by primarily investing in other affiliated and unaffiliated exchange-traded funds ("ETFs") that offer diversified exposure, including inverse exposure, to global regions, countries, styles (market capitalization, value, growth, etc.) or sectors, and other exchange-traded products including, but not limited to, exchange-traded notes ("ETNs"), exchange-traded currency trusts, and closed-end funds (collectively with ETFs and ETNs, "ETPs"). In addition, to a lesser extent the Fund may invest in individual equities (stocks), futures contracts, and options (calls or puts) as a means of enhancing returns or limiting portfolio risk.

The Fund is a discretionary macro fund that seeks to preserve and grow capital by producing consistent returns with reduced volatility and manageable drawdowns. The Fund's investment process contains specific risk management and capital preservation strategies. The Fund will invest in ETPs spanning the major asset classes on a global basis, including equities, bonds, commodities, and currencies. Morgan Creek Capital Management, LLC (the "Sub-Advisor") will utilize a combination of qualitative and quantitative approaches with established risk management controls to actively manage the Fund's portfolio in an attempt to control downside losses and protect capital. The wide diversification coupled with prudent portfolio management should allow for the Fund to perform effectively across multiple economic environments. The Sub-Advisor seeks investment opportunities across all asset classes in both developed and emerging markets around the world.



Effective August 5, 2014, the principal investment strategies of the AdvisorShares EquityPro ETF were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES
The Fund is, in part, a ''fund of funds'' that seeks to achieve its investment objective by investing primarily in other exchange-traded funds ("ETFs''). The Fund may also invest in common stock of issuers of any capitalization range and American Depositary Receipts ("ADRs"). Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. The Fund implements a global equity allocation, which may include U.S. equities, non-U.S. developed market equities, and emerging market equities.
The Elements Financial Group, LLC (the "Sub-Advisor") seeks to achieve the Fund's investment objective by actively managing the Fund's portfolio from a "top-down" perspective, focusing on tactical asset allocation and sector allocation among global equities. Prior to making an investment for the Fund, the Sub-Advisor will consider two indicators: (i) the 200-day moving average of the S&P 500 Index (the "Index") and (ii) an inverted U.S. yield curve. If the Index is below its 200-day moving average or if the U.S. yield curve is inverted, the Sub-Advisor will maintain a defensive position in the Fund's portfolio by reducing its investments in equities to approximately 20% of its net assets and investing the remaining assets in cash and/or fixed income securities. In deciding if, when, and how to implement this investment process, the Sub-Advisor may consider other factors including, but not limited to, market volatility and/or geopolitical noise, such as economic, political, or other risk factors that could materially impact securities markets. The Fund's asset allocation and performance baseline benchmark is the Index. The Index consists of ten separate economic sectors - each of which has a weighting in the Index as a whole. The Sub-Advisor will seek to add value in the Fund by overweighting sectors that are expected to perform well and underweighting sectors that are expected to perform poorly. As such, this strategy will result in sector weights that may be significantly different than the Index.
The Sub-Advisor seeks to maintain diversification among global economic sectors, and will consider the following factors when selling investments in the Fund's portfolio: (i) current market environment; (ii) targeted exposures among equity sectors; (iii) historical performance of a specific sector; (iv) changes in sector volatility; and (v) identification of a better opportunity. The term "global economic sectors" refers to the ten industry standard equity sectors established by Global Industry Classification Standard (GICS).
The Fund may invest up to 10% of its net assets in U.S.-listed options, a type of derivative, to gain market exposure and/or hedge against market declines. On a day-to-day basis, the Fund may hold money market instruments, cash, other cash equivalents, and ETFs that invest in these and other highly liquid instruments.

Effective November 24, 2014, the principal investment strategies of the AdvisorShares Global Echo ETF were modified and are stated as follows:

PRINCIPAL INVESTMENT STRATEGIES
The Fund is a multi-manager, multi-strategy, broadly diversified, actively managed exchange-traded fund ("ETF") with a focus on Sustainable Investing. Sustainable Investing generally refers to an investment methodology that takes into consideration economic, environmental, technology, and a variety of social factors when making investment decisions.
Accordingly, the Fund is designed as a core allocation that proactively seeks Sustainable Investment-themed investment opportunities that may socially and environmentally benefit the earth, with a focus on water, clean energy, community development, innovation and other sustainable themes across asset classes. Sustainable Investment themes that the Fund may pursue include, but are not limited to, the following: economic themes (e.g., corporate governance, risk and crisis management, community investment, energy efficiency, food, green building); environmental themes (e.g., air, water, earth); technology themes (e.g., mobility, renewable energy, technology, access); and social themes (e.g., human health, occupational health and safety).

The Fund's namesake is the Global Echo Foundation, a charitable foundation co-founded by Philippe Cousteau, Jr. The Global Echo Foundation's mission is to promote sustainable development across a number of different themes, including social, environmental, and entrepreneurship. The Fund was designed to pursue sustainable investment opportunities among the same themes thereby promoting the Global Echo Foundation's mission of increased sustainable development. To further support the Global Echo Foundation, the Fund will make regular monetary contributions to the Foundation. The Global Echo Foundation will not participate in or have any influence on the day-to-day operations of the Fund or the Advisor's and Sub-Advisors' management of the Fund.

The Fund seeks to achieve its investment objective by allocating a portion of the Fund's assets to each of the Fund's Sub-Advisors who will employ their respective investment strategies to generate absolute returns over a full market cycle. Generally, a full market cycle consists of a bull market followed by a bear market and a return to a bull market, or vice versa. Initially, an equal proportion of the Fund's assets will be allocated to each Sub-Advisor to obtain the desired exposure to the strategies described below. The allocation among Sub-Advisors will vary over time in response to a variety of factors including prevailing market conditions. The Advisor has designated Baldwin Brothers Inc. ("Baldwin") to allocate and monitor the allocation of the Fund's assets to each Sub-Advisor to ensure that the Fund's portfolio maintains the proper investment exposure to seek to achieve its investment objective. Each Sub-Advisor will seek to identify and invest either directly or indirectly through other ETFs, in securities of companies that are making a positive impact in the world and reflect Sustainable Investment themes, including corporate sustainability. The Fund's investments in companies that practice corporate sustainability provide an additional layer of diversification because such investments are designed to increase long-term shareholder value. Companies focused on corporate sustainability also can provide more attractive risk return profiles for investors, and can leverage various other Sustainable Investment themes.

The Fund invests primarily in U.S. and foreign equity securities, including common and preferred stock, American Depository Receipts ("ADRs"), fixed income securities, including municipal bonds, and affiliated and unaffiliated ETFs. The Fund may take both long and short positions in any of these investments. A long position is the purchase of an investment with the expectation that it will rise in value. A short position is the sale of a borrowed investment with the expectation that it will decline in value. The Fund may invest up to 65% (and intends to always invest at least 15%) of its net assets in domestic and foreign fixed income securities. The Fund may invest in securities of any capitalization range and may employ one or more investment styles (from growth to value) at any time as necessary to seek to achieve the Fund's investment objective. The Fund may invest up to 20% of its net assets in futures, options on futures, and currency forwards to gain market exposure and/or hedge against market declines.

Each Sub-Advisor will determine whether to buy or sell an investment for the Fund's portfolio by applying one or more of the following strategies:

Core Strategies



Fixed Income Strategies. Fixed income strategies consist of investment strategies that invest primarily in debt securities of domestic and foreign governments, agencies, and instrumentalities, municipalities, and companies of all maturities and qualities (including "junk bonds" and up to 15% of the Fund's total assets in defaulted debt securities), TIPS (Treasury Inflation Protected
Securities), and ETFs that provide exposure to fixed income securities or strategies. Debt securities of foreign governments are sometimes referred to as sovereign debt obligations and may be issued or guaranteed by foreign governments or their agencies. The Fund may invest in mortgage-backed securities, collateralized mortgage obligations, asset-backed securities, and other mortgage related securities ("Mortgage Related Securities"). Fixed income strategies also may involve hedging through the use of investments in other ETFs to enhance risk-adjusted return.




Equity Strategies. Equity strategies consist of both domestic and international/emerging markets strategies.
The domestic equity strategies seek to invest in securities of companies that the Sub-Advisor believes will outperform other equities securities over the long term. The international/emerging markets equity strategies seek to invest in securities of undervalued international companies through ADRs that provide the Fund with exposure to businesses outside of the U.S. and that are attractively priced relative to their economic fundamentals. Both U.S.
and international investments are selected using fundamental analysis of factors such as earnings, cash flows, and valuations based upon them, and are diversified among the economic and industry sectors in the S&P 500(r)
Index, the Morgan Stanley Capital International (MSCI) ACWI
Index, MSCI Europe, Australasia and Far East Index, and
MSCI Emerging Markets Index.


Alternative Strategies



Long/Short and Hedging Strategies. Alternative strategies consist of strategies that combine short sales of equities
(including shares of ETFs) or purchase of shares of inverse
ETFs. As such, long/short strategies may utilize securities that seek to track indexes on markets, sectors, strategies and/or industries to hedge against potential adverse movements in security prices. The Fund may implement multiple variations of long/short and hedging strategies. The basic long/short equity strategies generally seek to increase net long exposure in a bull market and decrease net long exposure, by holding high concentrations in cash or investing 100% short, in a bear market.